Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Unaudited Fourth Quarter 2017 Earnings

and a 50% Increase in Quarterly Dividend to US$0.135 per ADS

Macau, Thursday, February 8, 2018 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Net revenue for the fourth quarter of 2017 was US$1,332.6 million, representing an increase of approximately 12% from US$1,192.9 million for the comparable period in 2016. The increase in net revenue was primarily attributable to higher rolling chip revenues across all properties and higher mass market table games revenues in Studio City and City of Dreams Manila, partially offset by lower mass market table games revenues in City of Dreams in Macau.

Operating income for the fourth quarter of 2017 was US$129.0 million, compared with operating income of US$116.0 million in the fourth quarter of 2016, representing an increase of 11%.

Adjusted property EBITDA(1) was US$339.8 million for the fourth quarter of 2017, as compared to Adjusted property EBITDA of US$304.3 million in the fourth quarter of 2016, representing an increase of 12%. The year-on-year improvement in Adjusted property EBITDA was mainly attributable to the higher contribution from Studio City and Altira Macau driven by increased casino revenues, partially offset by lower contribution from City of Dreams in Macau.

Net income attributable to Melco Resorts & Entertainment Limited for the fourth quarter of 2017 was US$81.2 million, or US$0.17 per ADS, compared with US$43.3 million, or US$0.09 per ADS, in the fourth quarter of 2016. The net loss attributable to noncontrolling interests during the fourth quarter of 2017 of US$9.8 million was related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “After three consecutive years of decline, Macau’s gaming revenue rebounded strongly in 2017 with approximately 20% growth compared to 2016 on a year-on-year basis. In 2018, we expect another year of robust growth for Macau, as the market benefits from the improving demand environment, the anticipated completion of the Hong Kong-Zhuhai-Macau Bridge, and the ongoing build-out of Cotai.

“Mass and Premium Mass gaming should remain the primary drivers of Macau’s future growth, which is consistent with our long-held vision for the evolution of the market. Our first mover advantage and our strong determination to offer the best integrated resort experience have enabled City of Dreams to remain a leader in Macau’s premium mass gaming market, despite multiple new resorts opening. To further solidify our leadership position in this important market segment, we have executed on an extensive upgrade to our flagship property, City of Dreams, which includes the announced launch of the Forbes 5-star “NÜWA” hotel, the rebranding and redevelopment of The Count:Down, and the eagerly awaited opening of Morpheus, the cornerstone of the final phase of development for City of Dreams, which is set to be a true landmark for all of Macau.

“At Studio City, we are embarking on a series of property upgrades to refine the entertainment offerings and improve accessibility into the resort, which we believe will facilitate the continuing ramp up that Studio City has experienced over the past several quarters. We will also continue to explore the phase 2 expansion of Studio City which we believe will augment the existing room inventory and entertainment offerings and contribute to the continued growth and development of this property.

“In The Philippines, City of Dreams Manila delivered another strong quarter with all gaming segments continuing to enjoy robust year-on-year growth, despite new supply within Entertainment City.

“Aiming at optimizing our operating excellence, we have announced the redeployment of our senior operating management with David Sisk appointed as the Property President of City of Dreams Macau and Geoff Andres appointed as Property President of Studio City. Both of them have demonstrated their innovative spirit and their expertise in delivering strong growth. We believe the cross-pollination of new ideas and management initiatives will provide an opportunity for all our integrated resorts to benefit from performance improvements.

“The Board has, after evaluating the company’s current liquidity position and future expected capital needs, decided to increase the quarterly cash dividend by 50% to US$0.045 per ordinary share, which is equivalent to US$0.135 per ADS, from the previous quarterly dividend of US$0.03 per ordinary share.

“Lastly, Japan continues to be a core focus of ours. With the passage of the Integrated Resorts (IR) implementation bill, the country will take a major step forward toward the development of the next generation of integrated resorts that will operate in this incredibly exciting, yet currently underpenetrated, tourism destination. With our high quality assets, dedication to world-class entertainment offerings, market-leading social safeguards and compliance culture, and commitment to being an ideal partner to local governments and communities alike, we believe Melco is in a strong position to help Japan realize the vision for integrated resort development with unique Japanese touch.”

City of Dreams Fourth Quarter Results

For the quarter ended December 31, 2017, net revenue at City of Dreams was US$612.6 million compared to US$661.1 million in the fourth quarter of 2016. City of Dreams generated Adjusted EBITDA of US$169.7 million in the fourth quarter of 2017 compared with Adjusted EBITDA of US$188.7 million in the fourth quarter of 2016. The year-on-year decrease in Adjusted EBITDA was primarily a result of lower mass market table games revenues, partially offset by higher rolling chip revenues and recovery of previously provided doubtful debt.

Rolling chip volume totaled US$11.4 billion for the fourth quarter of 2017 versus US$11.1 billion in the fourth quarter of 2016. The rolling chip win rate was 2.7% in the fourth quarter of 2017 versus 2.6% in the fourth quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$1,226.0 million compared with US$1,109.9 million in the fourth quarter of 2016. The mass market table games hold percentage was 28.6% in the fourth quarter of 2017 compared to 36.3% in the fourth quarter of 2016.

Gaming machine handle for the fourth quarter of 2017 was US$1,122.0 million, compared with US$1,051.8 million in the fourth quarter of 2016. The gaming machine win rate was 4.2% in the fourth quarter of 2017 versus 3.9% in the fourth quarter of 2016.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2017 was US$71.9 million, compared with US$79.2 million in the fourth quarter of 2016.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2017, net revenue at Altira Macau was US$140.2 million compared to US$103.3 million in the fourth quarter of 2016. Altira Macau generated Adjusted EBITDA of US$17.5 million in the fourth quarter of 2017 compared with Adjusted EBITDA of US$3.3 million in the fourth quarter of 2016. The year-on-year increase in Adjusted EBITDA was primarily a result of higher rolling chip revenues and recovery of previously provided doubtful debt.

Rolling chip volume totaled US$4.9 billion in the fourth quarter of 2017 versus US$4.4 billion in the fourth quarter of 2016. The rolling chip win rate was 3.3% in the fourth quarter of 2017 versus 2.7% in the fourth quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$125.2 million in the fourth quarter of 2017, representing an increase from US$112.8 million generated in the comparable period in 2016. The mass market table games hold percentage was 18.4% in the fourth quarter of 2017 compared with 19.2% in the fourth quarter of 2016.

Gaming machine handle for the fourth quarter of 2017 was US$20.6 million, compared with US$7.9 million in the fourth quarter of 2016. The gaming machine win rate was 6.0% in the fourth quarter of 2017 versus 6.8% in the fourth quarter of 2016.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2017 was US$7.0 million compared with US$7.1 million in the fourth quarter of 2016.

Mocha Clubs Fourth Quarter Results

Net revenue from Mocha Clubs totaled US$30.7 million in the fourth quarter of 2017 as compared to US$28.9 million in the fourth quarter of 2016. Mocha Clubs generated US$7.4 million of Adjusted EBITDA in the fourth quarter of 2017 compared with US$5.4 million in the same period in 2016.

Gaming machine handle for the fourth quarter of 2017 was US$622.7 million, compared with US$614.4 million in the fourth quarter of 2016. The gaming machine win rate was 4.8% in the fourth quarter of 2017 versus 4.6% in the fourth quarter of 2016.

Studio City Fourth Quarter Results

For the quarter ended December 31, 2017, net revenue at Studio City was US$369.0 million compared to US$246.2 million in the fourth quarter of 2016. Studio City generated Adjusted EBITDA of US$91.5 million in the fourth quarter of 2017 compared with Adjusted EBITDA of US$56.7 million in the fourth quarter of 2016. The year-on-year improvement in Adjusted EBITDA was primarily a result of the commencement of rolling chip operations in November 2016 and better performance in the mass market table games segment.

Rolling chip volume totaled US$5.7 billion for the fourth quarter of 2017 versus US$1.3 billion in the fourth quarter of 2016. The rolling chip win rate was 2.8% in the fourth quarter of 2017 versus 1.4% in the fourth quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$848.2 million compared with US$683.2 million in the fourth quarter of 2016. The mass market table games hold percentage was 26.1% in the fourth quarter of 2017 compared to 26.9% in the fourth quarter of 2016.

Gaming machine handle for the fourth quarter of 2017 was US$539.0 million, compared with US$519.3 million in the fourth quarter of 2016. The gaming machine win rate was 4.1% in the fourth quarter of 2017 versus 3.9% in the fourth quarter of 2016.

Total non-gaming revenue at Studio City in the fourth quarter of 2017 was US$52.2 million, compared with US$53.3 million in the fourth quarter of 2016.

City of Dreams Manila Fourth Quarter Results

For the quarter ended December 31, 2017, net revenue at City of Dreams Manila was US$167.5 million compared to US$144.7 million in the fourth quarter of 2016. City of Dreams Manila generated Adjusted EBITDA of US$53.8 million in the fourth quarter of 2017 compared to US$50.2 million in the comparable period of 2016.

Rolling chip volume totaled US$2.9 billion for the fourth quarter of 2017 versus US$2.1 billion in the fourth quarter of 2016. The rolling chip win rate was 3.1% in the fourth quarter of 2017 versus 3.5% in the fourth quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$189.2 million for the fourth quarter of 2017, compared with US$149.0 million in the fourth quarter of 2016. The mass market table games hold percentage was 30.9% in the fourth quarter of 2017 compared to 27.8% in the fourth quarter of 2016.

Gaming machine handle for the fourth quarter of 2017 was US$793.3 million, compared with US$671.3 million in the fourth quarter of 2016. The gaming machine win rate was 5.5% in the fourth quarter of 2017 versus 5.9% in the fourth quarter of 2016.

Total non-gaming revenue at City of Dreams Manila in the fourth quarter of 2017 was US$31.4 million, compared with US$28.1 million in the fourth quarter of 2016.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2017 were US$58.5 million, which mainly included interest expenses, net of capitalized interest, of US$54.7 million and other finance costs of US$7.5 million. We recorded US$10.5 million of capitalized interest during the fourth quarter of 2017 relating to the development of Morpheus at City of Dreams.

The year-on-year decrease of US$36.8 million in net non-operating expenses was primarily a result of the loss on extinguishment of debt and costs associated with debt modification arising from the refinancing of the Studio City project facility in the fourth quarter of 2016, as well as lower other finance costs in the fourth quarter of 2017.

Depreciation and amortization costs of US$133.5 million were recorded in the fourth quarter of 2017 of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.7 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of December 31, 2017 were US$1.5 billion, including US$9.9 million of bank deposits with original maturities over three months and US$45.5 million of restricted cash, primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the fourth quarter of 2017, was US$3.6 billion.

Capital expenditures for the fourth quarter of 2017 were US$167.8 million, which predominantly related to Morpheus and other various projects at City of Dreams. In January 2018, the development period of the land on which City of Dreams is located was extended to June 11, 2018.

Full Year Results

For the year ended December 31, 2017, Melco Resorts & Entertainment Limited reported net revenue of US$5.3 billion versus US$4.5 billion in the prior year. The year-on-year increase in net revenue was primarily attributable to better group-wide performance in all gaming segments, especially the performance in the rolling chip segment including the fully-operating rolling chip operations in Studio City in the current year.

Operating income for 2017 was US$607.6 million, compared with operating income of US$363.1 million for 2016, representing an increase of 67%.

Adjusted property EBITDA for the year ended December 31, 2017 was US$1,422.8 million, as compared to Adjusted property EBITDA of US$1,087.5 million in 2016, representing an increase of 31%. The year-on-year improvement in Adjusted property EBITDA was mainly attributable to better group-wide performance in all gaming segments.

Net income attributable to Melco Resorts & Entertainment Limited for 2017 was US$347.0 million, or US$0.71 per ADS, compared with US$175.9 million, or US$0.35 per ADS, for 2016. The net loss attributable to noncontrolling interests for 2017 of US$31.7 million was related to Studio City and City of Dreams Manila.

Amendment of Dividend Policy

To reaffirm Melco’s commitment to returning surplus capital to shareholders, our Board, after evaluating Melco’s current liquidity position and future expected capital needs, has amended our quarterly dividend policy from one targeting a quarterly cash dividend payment of US$0.03 per ordinary share (equivalent to US$0.09 per ADS, each representing three ordinary shares) of the Company, to one targeting a quarterly cash dividend payment of US$0.045 per ordinary share (equivalent to US$0.135 per ADS) of the Company.

The new dividend policy will take effect beginning with any dividends declared by our Board for the fourth quarter of 2017 and continue until amended or otherwise determined by our Board. Distribution of dividends under this new dividend policy is subject to the Company’s accumulated and future earnings, cash availability and future commitments.

Our Board will continue to review from time to time our dividend policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions.

Dividend Declaration

On February 8, 2018, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.045 per ordinary share (equivalent to US$0.135 per ADS) for the fourth quarter of 2017 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about March 7, 2018 to our shareholders whose names appear on the register of members of the Company at the close of business on February 20, 2018, being the record date for determination of entitlements to the Quarterly Dividend.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its fourth quarter 2017 financial results on Thursday, February 8, 2018 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
Japan Toll	81 3 4503 6012
Japan Toll Free	012 092 5376
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1651 0607

Passcode	MLCO

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	2589138

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation, Corporate and Others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)	“Adjusted net income” is net income before net gain on disposal of property and equipment to Belle Corporation, pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Ross Dunwoody

Vice President, Development & Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
OPERATING REVENUES
Casino	$1,249,513	$1,099,844	$4,937,597	$4,176,667
Rooms	71,164	69,338	271,500	265,289
Food and beverage	51,273	47,904	184,979	177,515
Entertainment, retail and other	43,924	51,893	203,763	197,011

Gross revenues	1,415,874	1,268,979	5,597,839	4,816,482
Less: promotional allowances	(83,318)	(76,101)	(313,016)	(297,086)

Net revenues	1,332,556	1,192,878	5,284,823	4,519,396

OPERATING COSTS AND EXPENSES
Casino	(865,064)	(750,898)	(3,374,013)	(2,904,922)
Rooms	(8,389)	(8,260)	(32,641)	(33,218)
Food and beverage	(16,056)	(18,212)	(57,927)	(65,781)
Entertainment, retail and other	(21,612)	(27,326)	(88,268)	(109,817)
General and administrative	(122,616)	(120,510)	(467,121)	(446,591)
Payments to the Philippine Parties	(9,112)	(9,928)	(51,661)	(34,403)
Pre-opening costs	(1,097)	(1,671)	(2,274)	(3,883)
Development costs	(12,976)	(88)	(31,115)	(95)
Amortization of gaming subconcession	(14,309)	(14,309)	(57,237)	(57,237)
Amortization of land use rights	(5,705)	(5,704)	(22,817)	(22,816)
Depreciation and amortization	(113,451)	(117,515)	(460,521)	(472,219)
Property charges and other	(13,215)	(2,489)	(31,616)	(5,298)

Total operating costs and expenses	(1,203,602)	(1,076,910)	(4,677,211)	(4,156,280)

OPERATING INCOME	128,954	115,968	607,612	363,116

NON-OPERATING INCOME (EXPENSES)
Interest income	1,082	1,738	3,579	5,951
Interest expenses, net of capitalized interest	(54,733)	(56,170)	(229,582)	(223,567)
Other finance costs	(7,533)	(13,344)	(32,261)	(55,796)
Foreign exchange gains (losses), net	592	(2,919)	12,783	7,356
Other income, net	3,024	936	5,282	3,572
Loss on extinguishment of debt	(939)	(17,435)	(49,337)	(17,435)
Costs associated with debt modification	—	(8,101)	(2,793)	(8,101)

Total non-operating expenses, net	(58,507)	(95,295)	(292,329)	(288,020)

INCOME BEFORE INCOME TAX	70,447	20,673	315,283	75,096
INCOME TAX CREDIT (EXPENSE)	945	(4,162)	10	(8,178)

NET INCOME	71,392	16,511	315,293	66,918
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	9,780	26,765	31,709	108,988

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$81,172	$43,276	$347,002	$175,906

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.055	$0.030	$0.236	$0.116

Diluted	$0.055	$0.029	$0.235	$0.115

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.166	$0.089	$0.709	$0.348

Diluted	$0.164	$0.088	$0.704	$0.346

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,469,344,163	1,463,660,679	1,467,653,209	1,516,714,277

Diluted	1,482,030,219	1,473,600,609	1,479,342,209	1,525,284,272

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31,	December 31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,408,211	$1,702,310
Investment securities	89,874	—
Bank deposits with original maturities over three months	9,884	210,840
Restricted cash	45,412	39,152
Accounts receivable, net	176,544	225,438
Amounts due from affiliated companies	2,377	1,103
Inventories	34,988	32,600
Prepaid expenses and other current assets	77,503	68,111

Total current assets	1,844,793	2,279,554

PROPERTY AND EQUIPMENT, NET	5,730,760	5,655,823
GAMING SUBCONCESSION, NET	256,083	313,320
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	189,645	194,911
RESTRICTED CASH	130	130
DEFERRED TAX ASSETS	11	152
LAND USE RIGHTS, NET	787,499	810,316

TOTAL ASSETS	$8,895,056	$9,340,341

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$16,041	$17,434
Accrued expenses and other current liabilities	1,563,585	1,369,943
Income tax payable	3,179	7,422
Capital lease obligations, due within one year	33,387	30,730
Current portion of long-term debt, net	51,032	50,583
Amounts due to affiliated companies	16,790	3,028

Total current liabilities	1,684,014	1,479,140

LONG-TERM DEBT, NET	3,506,530	3,669,692
OTHER LONG-TERM LIABILITIES	48,087	49,287
DEFERRED TAX LIABILITIES	53,994	56,451
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	265,896	262,357
AMOUNT DUE TO AN AFFILIATED COMPANY	919	—

SHAREHOLDERS’ EQUITY
Ordinary shares	14,784	14,759
Treasury shares	(90)	(108)
Additional paid-in capital	3,671,805	2,783,062
Accumulated other comprehensive losses	(26,610)	(24,768)
(Accumulated losses) retained earnings	(772,338)	570,925

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,887,551	3,343,870
Noncontrolling interests	448,065	479,544

Total equity	3,335,616	3,823,414

TOTAL LIABILITIES AND EQUITY	$8,895,056	$9,340,341

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$81,172	$43,276	$347,002	$175,906
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	—	(8,134)
Pre-opening Costs	1,097	1,671	2,274	3,883
Development Costs	12,976	88	31,115	95
Property Charges and Other	13,215	2,489	31,616	5,298
Loss on Extinguishment of Debt	939	17,435	49,337	17,435
Costs Associated with Debt Modification	—	8,101	2,793	8,101
Income Tax Impact on Adjustments	(98)	392	(360)	378
Noncontrolling Interests Impact on Adjustments	(7,932)	(10,291)	(10,606)	(9,947)

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited	$101,369	$63,161	$453,171	$193,015

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.069	$0.043	$0.309	$0.127

Diluted	$0.068	$0.043	$0.306	$0.127

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.207	$0.129	$0.926	$0.382

Diluted	$0.205	$0.129	$0.919	$0.380

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,469,344,163	1,463,660,679	1,467,653,209	1,516,714,277

Diluted	1,482,030,219	1,473,600,609	1,479,342,209	1,525,284,272

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended December 31, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$13,039	$5,114	$132,793	$28,915	$19,972	$(70,879)	$128,954
Payments to the Philippine Parties	—	—	—	—	9,112	—	9,112
Land Rent to Belle Corporation	—	—	—	—	782	—	782
Pre-opening Costs	—	—	966	131	—	—	1,097
Development Costs	—	—	—	—	—	12,976	12,976
Depreciation and Amortization	4,975	2,090	40,782	46,081	21,042	18,495	133,465
Share-based Compensation	54	(73)	828	367	247	3,787	5,210
Property Charges and Other	(611)	305	(5,692)	15,981	2,638	594	13,215

Adjusted EBITDA	17,457	7,436	169,677	91,475	53,793	(35,027)	304,811
Corporate and Others Expenses	—	—	—	—	—	35,027	35,027

Adjusted Property EBITDA	$17,457	$7,436	$169,677	$91,475	$53,793	$—	$339,838

	Three Months Ended December 31, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(2,410)	$2,593	$139,279	$9,373	$19,917	$(52,784)	$115,968
Payments to the Philippine Parties	—	—	—	—	9,928	—	9,928
Land Rent to Belle Corporation	—	—	—	—	803	—	803
Pre-opening Costs	—	—	1,047	624	—	—	1,671
Development Costs	—	—	—	—	—	88	88
Depreciation and Amortization	5,652	2,797	44,505	45,646	21,443	17,485	137,528
Share-based Compensation	45	45	601	80	117	2,851	3,739
Property Charges and Other	—	—	3,245	931	(2,008)	321	2,489

Adjusted EBITDA	3,287	5,435	188,677	56,654	50,200	(32,039)	272,214
Corporate and Others Expenses	—	—	—	—	—	32,039	32,039

Adjusted Property EBITDA	$3,287	$5,435	$188,677	$56,654	$50,200	$—	$304,253

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Year Ended December 31, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(149)	$18,206	$625,766	$126,247	$92,636	$(255,094)	$607,612
Payments to the Philippine Parties	—	—	—	—	51,661	—	51,661
Land Rent to Belle Corporation	—	—	—	—	3,143	—	3,143
Pre-opening Costs	—	—	1,933	116	225	—	2,274
Development Costs	—	—	—	—	—	31,115	31,115
Depreciation and Amortization	20,973	8,312	171,216	184,456	84,200	71,418	540,575
Share-based Compensation	204	24	2,934	1,294	516	12,333	17,305
Property Charges and Other	(357)	97	3,023	23,455	2,638	2,760	31,616

Adjusted EBITDA	20,671	26,639	804,872	335,568	235,019	(137,468)	1,285,301
Corporate and Others Expenses	—	—	—	—	—	137,468	137,468

Adjusted Property EBITDA	$20,671	$26,639	$804,872	$335,568	$235,019	$—	$1,422,769

	Year Ended December 31, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(18,091)	$11,694	$559,470	$(29,099)	$38,705	$(199,563)	$363,116
Payments to the Philippine Parties	—	—	—	—	34,403	—	34,403
Land Rent to Belle Corporation	—	—	—	—	3,327	—	3,327
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	—	—	(8,134)	—	(8,134)
Pre-opening Costs	—	—	1,355	2,528	—	—	3,883
Development Costs	—	—	—	—	—	95	95
Depreciation and Amortization	22,950	11,921	175,676	179,905	91,389	70,431	552,272
Share-based Compensation	60	174	2,354	826	2,087	12,986	18,487
Property Charges and Other	197	—	3,436	1,825	(1,441)	1,281	5,298

Adjusted EBITDA	5,116	23,789	742,291	155,985	160,336	(114,770)	972,747
Corporate and Others Expenses	—	—	—	—	—	114,770	114,770

Adjusted Property EBITDA	$5,116	$23,789	$742,291	$155,985	$160,336	$—	$1,087,517

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$81,172	$43,276	$347,002	$175,906
Net Loss Attributable to Noncontrolling Interests	(9,780)	(26,765)	(31,709)	(108,988)

Net Income	71,392	16,511	315,293	66,918
Income Tax (Credit) Expense	(945)	4,162	(10)	8,178
Interest and Other Non-Operating Expenses, Net	58,507	95,295	292,329	288,020
Property Charges and Other	13,215	2,489	31,616	5,298
Share-based Compensation	5,210	3,739	17,305	18,487
Depreciation and Amortization	133,465	137,528	540,575	552,272
Development Costs	12,976	88	31,115	95
Pre-opening Costs	1,097	1,671	2,274	3,883
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	—	(8,134)
Land Rent to Belle Corporation	782	803	3,143	3,327
Payments to the Philippine Parties	9,112	9,928	51,661	34,403

Adjusted EBITDA	304,811	272,214	1,285,301	972,747
Corporate and Others Expenses	35,027	32,039	137,468	114,770

Adjusted Property EBITDA	$339,838	$304,253	$1,422,769	$1,087,517

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Room Statistics:
Altira Macau
Average daily rate (3)	$209	$210	$204	$205
Occupancy per available room	99%	94%	96%	94%
Revenue per available room (4)	$207	$197	$196	$193
City of Dreams
Average daily rate (3)	$209	$205	$202	$200
Occupancy per available room	97%	98%	97%	96%
Revenue per available room (4)	$202	$199	$196	$192
Studio City
Average daily rate (3)	$145	$138	$140	$136
Occupancy per available room	99%	99%	99%	98%
Revenue per available room (4)	$144	$137	$138	$133
City of Dreams Manila
Average daily rate (3)	$163	$156	$158	$159
Occupancy per available room	97%	96%	96%	91%
Revenue per available room (4)	$158	$149	$152	$145
Other Information:
Altira Macau
Average number of table games	103	114	107	121
Average number of gaming machines	120	62	73	62
Table games win per unit per day (5)	$19,358	$13,447	$15,478	$13,448
Gaming machines win per unit per day (6)	$112	$94	$106	$93
City of Dreams
Average number of table games	479	488	479	494
Average number of gaming machines	712	956	746	1,029
Table games win per unit per day (5)	$15,013	$15,319	$16,408	$15,027
Gaming machines win per unit per day (6)	$726	$466	$557	$381
Studio City
Average number of table games	293	266	288	251
Average number of gaming machines	883	1,103	951	1,097
Table games win per unit per day (5)	$14,123	$8,282	$12,932	$6,871
Gaming machines win per unit per day (6)	$272	$200	$225	$189
City of Dreams Manila
Average number of table games	291	272	283	270
Average number of gaming machines	1,800	1,686	1,786	1,656
Table games win per unit per day (5)	$5,473	$4,576	$5,432	$3,939
Gaming machines win per unit per day (6)	$265	$255	$271	$217

(3)	Average daily rate is calculated by dividing total room revenue including the retail value of promotional allowances by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenue including the retail value of promotional allowances by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points